

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2023

Lawrence Mendelsohn
Chairman and Chief Executive Officer
Great Ajax Corp.
13190 SW 68th Parkway, Suite 110
Tigard, OR 97223

>   **Re: Great Ajax Corp.**
>   **Registration Statement on Form S-3**
>   **Filed August 18, 2023**
>   **File No. 333-274055**

Dear Lawrence Mendelsohn:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Catherine De Lorenzo at 202-551-3772 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Brian Hirshberg, Esq.